File No.

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ________________________________________
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________

                             National Grid Group plc
                       National Grid (US) Holdings Limited
                         National Grid (US) Investments
                               15 Marylebone Road
                                 London, NW15JD
                                 United Kingdom

                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582


                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ________________________________________

                             National Grid Group plc
                    (Name of top registered holding company)
                    ________________________________________

                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518


                   (Names and addresses of agents for service)


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                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                               Joanne C. Rutkowski
                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8000
                            Facsimile: (202) 986-8102


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Item 1.  Description of the Proposed Transaction

     A Introduction

     This Application-Declaration ("Application") seeks approvals relating to the financing of National Grid Group plc ("National Grid") and certain other companies in the National Grid system. National Grid, a registered holding company, currently operates under a Commission order dated March 15, 2000
("March Order")./1 National Grid proposes to make certain changes to its financing authorization and the authorization applicable to the intermediate registered holding companies that are direct or indirect parent companies of National Grid USA ("Intermediate Companies"). National Grid USA is the holding company over the former New England Electric System utility and nonutility companies.

     In particular, Applicants propose the following transactions:

(1) National Grid proposes to increase the aggregate amount of convertible bonds that it may issue under the March Order from $1 billion to $2 billion while maintaining the overall $4 billion limit on securities (excluding guarantees) issued by National Grid unchanged;

(2) National Grid proposes to finance the Intermediate Companies and National Grid USA with loans from National Grid, associate companies outside the National Grid USA ownership chain, and/or with loans from an indirect parent holding company, and;

(3) The Intermediate Companies propose to enter into currency derivatives with National Grid and associate companies outside the National Grid USA ownership chain.

Each of the proposed transactions is discussed in further detail below.

     B. Request to Issue Up to $2.0 Billion of Convertible Bonds

     The March Order authorizes National Grid to issue equity and debt securities in an aggregate amount at any one time outstanding not to exceed $4 billion ("Aggregate Limitation") during an Authorization Period that extends to May 31, 2003./2 National Grid's authorization is further subject to limits on the types and amounts of securities that may be issued during the Authorization Period. Within the overall Aggregate Limitation, the following sub-limits apply:

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1. The  National  Grid Group plc,  Holding Co. Act Release No.  27154 (March 15,
2000).

2. Guarantees issued by National Grid are subject to a separate $2 billion limit.

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Type of Security                                Issuance Limitation

Equity Securities

     Ordinary Shares                               $500 million

     Preferred Securities                          $100 million

Debt Securities

     Bank Debt                                       $3 billion

     Commercial Paper                                $3 billion

     Convertible Bonds                               $1 billion

     Nonconvertible Bonds                            $3 billion


National Grid proposes to increase the limit applicable to the issuance of convertible bonds to $2 billion. The Aggregate Limitation, as well as the various terms and conditions of National Grid's financing authority set forth in the March Order, would remain unchanged.

     National Grid requests the increase in convertible bond financing authority to provide additional flexibility to execute its financing program. The company is considering issuing convertible bonds in the near future with a likely program size of $1 billion. If market conditions are favorable at the time of issuance, however, National Grid would like the flexibility to increase the size of the offering. The proceeds of the sale of the convertibles will be used in whole or in part to retire existing debt of National Grid.

     The bonds would be exchangeable into ordinary shares of Energis plc (a National Grid subsidiary engaged in telecommunications in the U.K and certain other countries),/3 or perhaps National Grid. Convertible bonds allow investors to obtain higher income than they may receive from ordinary shares, while benefiting from greater appreciation potential than regular bonds. The

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3. As of March 31, 2000,  National Grid held 36.3% of the  outstanding  ordinary shares of Energis plc.

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convertible  feature also allows National Grid to enhance the marketability of a bond issuance, perhaps allowing National Grid to price the issuance at an interest rate lower than straight bonds of equal maturity and credit quality. The lower interest rates possible with convertible bonds serve to reduce National Grid's fixed debt burden in connection with an issuance, thus making National Grid financially more robust and a better risk.

     As with other securities issuances, prior to issuing the convertible bonds, National Grid will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets. Applicants note, in addition, that the issuance of debt is subject to certain conditions under the March Order intended to ensure the financial integrity of National Grid, including a minimum common equity capitalization standard and an investment grade credit standard.

     National Grid has stated publicly its objective to dispose of its shareholding in Energis plc. A National Grid bond exchangeable into Energis plc shares provides a means to do this and can often be structured to achieve a premium over the current market price. The disposal that can arise at the maturity of the bond would allow National Grid to record a profit on the share disposal with the consequential benefit of strengthening the equity base of the company. In the event that the Energis share price is such that conversion does not occur, the benefits of having had a lower interest rate on the debt will be retained.

     C.   Request to Finance  Intermediate  Companies and National Grid USA with
          Loans  from  National  Grid,   "Foreign"   Associates,   and  Indirect
          Intermediate Companies

     National Grid proposes to finance the Intermediate Companies and National Grid USA with loans from National Grid, associate companies outside the National Grid USA ownership chain (i.e., loans from "foreign" associate companies including National Grid Holdings Limited, a foreign utility company, and its subsidiaries), and/or with loans from an indirect parent holding company.


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     From  time-to-time,  it may be  advantageous  for an  Intermediate  Company and/or National Grid USA to borrow funds from an associate company on the foreign utility company ("FUCO") side of the National Grid system (i.e., National Grid Holdings Limited or its direct or indirect subsidiaries) or from the parent of its immediate parent company (or a more remote company), for example a loan from National Grid (US) Investments ("NGUSI") to National Grid USA. Such loans allow National Grid more flexibility to meet the short-term working capital requirements of National Grid USA and its subsidiaries where the funds could be raised more cheaply by National Grid than by National Grid USA or its subsidiaries. Loans from associate companies in the system also allow the efficient use of surplus cash. For example, surplus cash available in the FUCO side may be loaned directly to National Grid USA or a direct or indirect subsidiary. Such direct loans minimise having cash on deposit within the National Grid group when other companies have borrowings.

     Both National Grid USA and National Grid maintain unused committed bank facilities to provide assured liquidity to meet variations in working capital requirements. The banks charge fees in connection with the facilities. The financial flexibility to loan funds to National Grid USA and the Intermediate Companies requested in this Application will allow facilities made available to National Grid to be used as and when needed to loan funds to National Grid USA. An element of duplication could thus be avoided and a portion of National Grid USA's bank facilities could be cancelled, with a consequent savings of bank facility commitment fees.

     To provide funds to support or expand operations in the National Grid USA group it is, in many cases, preferable to use short-term loans rather than to capitalise the Intermediate Companies with more equity. Equity can be less flexible since it is difficult to reduce the equity capital of the Intermediate Companies, to return the cash to the parent, once the National Grid USA group of companies no longer needs the extra funds. In addition, when funds are required on short notice, it may be easier from a financial/treasury management

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perspective  to make loans  directly to  National  Grid USA rather than via each
Intermediate Company down the chain. As required by the March Order, loans to National Grid USA (and any of its direct or indirect subsidiaries) from any company in the National Grid system would bear interest at rates designed to parallel the effective cost of debt capital of National Grid. In addition, the Commission's equity capitalization standard and all other terms of the March Order applicable to National Grid USA, its utility subsidiary companies and the Intermediate Companies would continue to apply.

     Funds would not be lent from the Intermediate Companies or National Grid USA to any companies on the FUCO side of the National Grid system. Accordingly, the proposed transactions do not raise the risks of FUCO financing identified in
Section 33 of the Act or affect the Rule 53 investment limits. The loans allow the National Grid system to move funds from the FUCO side of the system to the National Grid USA group of companies without the inefficiencies of passing the funds up to National Grid and down the US chain. The relief requested is similar to the flexible short-term financing that many registered holding company systems engage in through the use of a money pool, except that it involves direct loans among associate companies rather than a pooling device.

     D.   Request  for  the  Intermediate   Companies  to  Enter  Into  Currency
          Derivatives

     The Intermediate Companies propose to enter into currency derivatives with National Grid and associate companies outside the National Grid USA ownership chain. The proposed authority will allow National Grid more flexibility to structure its ownership of National Grid USA through the Intermediate Companies in a tax efficient manner and to manage foreign exchange risk.

     In the UK, it is often more tax efficient to finance intermediate holding companies with equity rather than debt. For example, if an intermediate holding company is financed by a small amount of equity and a significant intra-group loan, any increase in the value of the company can produce a taxable gain on the equity but any decrease may produce a loss on the loan which is not tax

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deductible.  If the  company is  capitalized  mostly with  equity,  this risk is reduced as a loss on equity is deductible, thereby giving a symmetrical treatment for losses and gains.

     However, where the company has an investment in a foreign currency asset such as shares in a foreign company it is also necessary to have regard to the UK tax treatment of foreign exchange differences. The UK tax treatment of foreign exchange differences arising on the shares in the foreign company is different from the tax treatment accorded to the foreign currency denominated liability that commercially hedges the investment. Foreign exchange gains and losses on the liability are taxed on an accruals basis but no exchange gain or loss is recognized on the shares for tax purposes until disposal. This creates a fundamental timing difference between the tax and accounting treatment, which could leave National Grid with a substantial tax liability on an unrealized exchange gain that does not appear in the consolidated group profit and loss account.

     To avoid this problem, a company may elect for UK tax purposes to "match" dollar denominated shares with a dollar denominated liability. When a so-called "matching election" is made, exchange gains and losses on the liability are not taxed on an accruals basis but are held in suspense until the shares are disposed. However, a matching election may only be made if the asset and liability are in the same company. NGUSI, for example, has made such a matching election with regard to its investment in the shares of National Grid Ireland 1 Ltd ("NGI1"). (i.e., the asset) and its liability with respect to a loan from National Grid (US) Holdings Ltd. ("NGUSH"). See Exhibit A-1.

     Thus, while National Grid would prefer to finance NGUSI with equity rather than debt, if it is so financed it would still be necessary for NGUSI to have a US dollar denominated liability in order to continue to be able to hedge its US dollar investment in NGI1 for UK tax purposes. One way is for NGUSI to enter into cross currency swaps with National Grid or another Intermediate Company to create the foreign currency liability in NGUSI to match with the asset. Such a swap, as it is legally a derivative financial contract, does not involve any

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borrowing,  but does  qualify as a US dollar  liability  for the relevant UK tax purposes. A swap would typically in these circumstances oblige NGUSI to pay the counterparty (i.e., National Grid or another Intermediate Company) an amount of U.S. Dollars and would oblige the counterparty to pay NGUSI an amount of Pounds sterling. These amounts can be settled gross, or if the parties prefer, the net value of the contract can be calculated at maturity with a single net payment by the appropriate party. The counterparty to the swap will be taxed on an accruals basis. See Exhibit A-2. The proposed derivatives transactions would be entered into on an arm's-length basis with market-based interest rates.

     As another alternative, NGUSI could enter into a cross currency swap with an associate company on the FUCO side of the National Grid system. See Exhibit A- 3. This approach has the advantage of isolating potential losses from a swap that, under UK company law, could block the flow of distributable reserves by National Grid to shareholders, if the losses occurred at National Grid.

     In either case, because the proposed swaps are with a company in the National Grid system, any gain or loss on the swap would be a wash on a consolidated basis, other than the tax effect associated with the gain or loss. Any derivative transactions to be undertaken under this section D would be to facilitate the equity financing of the Intermediate Companies or to accommodate foreign exchange hedging and would be limited to transactions within the National Grid System. The proposed transactions are, therefore, consistent with the use of the Intermediate Company structure as an investment conduit. It is also important to note that the swaps discussed above would not involve National Grid USA or its subsidiaries and, consequently, would not have any adverse effect on these companies.

     E.   Rule 54 Analysis

     Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or FUCO upon the registered holding company system "if Rules

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53(a),  (b) and (c) are  satisfied."  National Grid  currently  meets all of the conditions of Rule 53(a), except for clauses (1) and (2)./4 Due to the level of National Grid's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

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4. As the  Commission  noted in the March Order,  National Grid has  preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.


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     National Grid's aggregate investment, as defined in Rule 53(a), in EWGs and
FUCOs as of September 30, 2000 was $4,034,303,800. As of September 30, 2000, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,296,256,000. Consequently, National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 122% as of September 30, 2000./5 In the Commission's March Order, National Grid was authorized to invest up to 252% of its retained earnings in EWGs and FUCOs.

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5. National Grid's consolidated  capitalization was 33.5% common stock and 66.5%
debt as of September 30, 2000.

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     National Grid also notes that none of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs. Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order.

     National Grid is in full compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale

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generator  (1) will not have a  substantial  adverse  impact upon the  financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

     The additional financing authority sought in this Application would not have an adverse effect on the financial integrity of the National Grid system, or an adverse impact on National Grid's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9519 and confirmed by the Commission in its March Order. The financing transactions proposed in the instant Application do not require a different conclusion. The March Order notes that in its Application referenced above; (1) National Grid demonstrated that it had an investment grade credit rating, (2) a history of positive contributions to earnings from National Grid Company (the most significant part of National Grid's FUCO operations), (3) that the Application contained various commitments by National Grid to maintain its financial strength, and (4) that the public utility subsidiaries in the National Grid system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Application notes that National Grid has demonstrated expertise and sound management skills with respect to its operation of the high-voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid has made the requisite showing under rule 53(c)."/6

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6.  March Order at 64.

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     Given that  National  Grid will  continue  to comply  with the terms of the
March Order as modified by this Application in a manner that increases financial flexibility while assuring the continued soundness of the National Grid system, the Commission should find the terms of Rule 54 satisfied.

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Item 2. Fees, Commissions and Expenses

     National Grid expects to pay or incur up to $100,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include expenses for the public issuance of securities. Such expenses would be within the parameters specified in the March Order.

Item 3. Applicable Statutory Provisions

     A. Applicable Provisions

     The proposed transactions are subject to Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Act and Rule 45(a) thereunder.

     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     B. Legal Analysis

     The proposed increase in convertible debt authority is merely a request for additional financing flexibility that is fully consistent with the terms of the March Order. Since the Aggregate Limitation and the other terms and conditions of the March Order remain unchanged, there is no increase in risk to the financial soundness of the National Grid system. Indeed, as discussed above in
Item 1.B., convertible bonds may be preferable to straight bonds because they can increase the financial strength of the system by lowering its fixed debt service burden.

     National Grid's request to finance the Intermediate Companies and National Grid USA with loans from associate companies outside the National Grid USA ownership chain and the request to make loans to the Intermediate Companies and National Grid USA from an indirect parent company is fully consistent with the Act. Loans from one associate company to another are commonly made in the context of money pools authorized by the Commission./7 The Commission has also

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7. See e.g.,  PowerGen plc, Holding Co. Act Release No. 27291 (December 6, 2000)
(authorizing the formation of utility and nonutility money pools).

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authorized  intercompany  loans  among a  holding  company  and  its  nonutility subsidiaries./8 Associate company loans as proposed in the Application do not involve the credit of the National Grid USA utility subsidiaries and do not create third party interests in any National Grid subsidiary company. In addition, the loans will be made under terms that provide the same protections as Rule 52(b)(2), in particular, the interest rate and maturity of any loan to an associate will be designed to parallel the effective cost of capital of a similar maturity debt security issued by National Grid. Consequently, the concerns underlying the Act regarding complex capital structures, overleveraged utility subsidiaries, and abusive affiliate relationships are not raised by the proposed transactions.

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8. Id.  (applicants  were  authorized  to make  "inter-company  loans among LG&E
Energy and the LG&E Energy Nonutility Subsidiaries" in an amount up to $1 billion in addition to amounts that were exempt under Rules 45(b) and 52 and amounts outstanding under the system money pools).

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     Associate  company loans are beneficial to the registered  holding  company system because they permit free cash in National Grid's foreign utility operations to be applied to constructive uses in the National Grid USA group. Such flexibility allows the National Grid USA group to minimize commitment fees on duplicative credit facilities. The Commission has been supportive of measures taken by registered holding companies to structure their finances as efficiently as possible to respond to the pressures of the increasingly competitive utility business./9 National Grid's proposal does just that: it is intended to lower the system's overall cost of funds, to improve its competitiveness, and to increase shareholder returns.

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9. The Southern  Company,  Holding Co. Act Release No. 27134 (Feb. 9, 2000) (the
order noted that "Southern states that the competitive nature of power generation places a premium on access to capital at the lowest cost, and thus requires the type of financial flexibility that Southern is seeking").


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     National  Grid's  request to make loans to the  Intermediate  Companies and
National Grid USA from an indirect parent company is also consistent with the Act. Such loans merely avoid entities in the Intermediate Company "conduit" when it is more efficient to structure a loan directly with a lower level holding company. It is important to note that the authority requested in this Application is limited to downstream loans and that any loan to National Grid


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USA will be made under terms that provide the same protections as Rule 52(b)(2), in particular, the interest rate and maturity of any loan to National Grid USA will be designed to parallel the effective cost of capital of a similar maturity debt security issued by National Grid.

     The authority requested to make indirect loans down the Intermediate Company chain is consistent with the flexibility granted in the Commission's March Order to restructure its Intermediate Company holdings under certain circumstances. In the March Order, the Commission recognized that a structure that maximized the efficiency of the ownership of foreign assets was appropriate under the Act, provided that it did not involve the historical abuses associated with pyramided ownership accomplished through the issuance of securities at many levels to outside security holders or lenders. The Commission also emphasized the requirement that the Intermediate Company structure and the related
financing   transactions   not  adversely   affect  National  Grid  USA  or  its
subsidiaries.

     Consistent with the view that the Intermediate Company structure is merely a conduit used to improve economic efficiency, the Commission granted National Grid the flexibility to revise various organizational details of the Intermediate Companies. The Commission stated: "For the reasons noted above, and especially the absence of any third-party interests in the upper structure, we grant the Merger Applicants authority to make non-material corporate structure changes to the upper structure without first seeking specific authorization for each change. This authority applies only to changes that will not (1) result in the introduction of any third-party interests in the upper structure or (2) have any material impact on the financial condition or operations of the NEES Group companies or National Grid."/10

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10.  March  Order at 45,  note 71.  The  financing  flexibility  granted  by the
Commission may, however, be viewed as conflicting with other language in the Commission's order limiting the Intermediate Companies to issuing and selling
securities  to  their  immediate  parent  companies,   and  the  acquisition  of
securities from direct subsidiary companies. We believe that the conflict, if any, is resolved by restricting Intermediate Companies from issuing securities to third parties and their subsidiaries thus preventing the abuses that the Act was intended to address. See March Order at E-6 ("in no case will any Intermediate Holding Company borrow, or receive any extension of credit or indemnity, from any of its subsidiaries").

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     The proposed associate company loans, and the proposed currency derivatives discussed in Item 1.D, are consistent with these conditions and limitations. The loans and derivatives would not result in an Intermediate Company or National Grid USA borrowing from a subsidiary. External, third-party interests also are not created by a loan or derivative with an associate company. Because the proposed derivatives would involve the Intermediate Companies and associates on the FUCO side of the National Grid system only, the transactions would have no adverse impact on the financial condition or operations of National Grid USA or its subsidiaries. To the extent that National Grid USA is a borrower from an associate company, but not a subsidiary, the cost of debt capital would be matched to the cost borne by National Grid. In addition, National Grid USA's commitment to maintain its equity capitalization at 35% or above would prevent excessive leverage. Further, since the proposed transactions would be wholly within the National Grid system, they would not adversely affect the financial soundness of National Grid.


     The March Order supports flexible financing arrangements that promote an efficient capital structure. Restrictions should be applied to prohibit only transactions that could lead to abuses under the Act, for example, an Intermediate Company's issuance of securities to third parties (creating a complex pyramided capital structure), or to National Grid USA or to one of National Grid USA's subsidiary companies that would create an abusive upstream loan. The Act should not be applied to deny the benefits from innovative financing where the proposed financing is consistent with a financially sound system. In the instant matter, the proposed transactions are intended to improve the efficiency of the financial structure and do not present the potential for abuse. No utility investors or consumers would be adversely affected by these transactions. In this matter, the broad restructuring authority granted by the Commission in the March Order should control and the Commission's preference for promoting financing flexibility when consistent with the Act should be followed.

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


     For all the reasons stated above, Applicants request that the Commission authorize the proposed transactions.

Item 4. Regulatory Approvals

     A. State Regulation

     No other federal regulatory approvals, other than the approval of this Commission, are required with respect to the proposed transactions.

Item 5. Procedure

     Applicants respectfully request that the Commission issue and publish, not later than January 31, 2001, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than February 28, 2001 by which comments may be entered and a date not later than March 15, 2001 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

     Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the proposed transactions and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

Exhibits

A-1          Current Intermediate Company Structure

A-2          Proposed Currency Swap Example with National Grid

A-3          Proposed Currency Swap Example with FUCO Associate

E-1 Opinion of Counsel - National Grid Group plc (to be filed by amendment).

E-2          Past Tense Opinion of Counsel (to be filed by amendment).

I            Proposed Form of Notice.

Financial Statements

FS-1 National Grid Group plc Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2000 (to be filed by amendment).

FS-2 National Grid Group plc Unaudited Pro Forma Condensed Statement of Consolidated Income for the Twelve Months Ended September 30,
             2000 (to be filed by amendment).

FS-3 Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements (to be filed by amendment).

FS-4 National Grid Group plc Consolidated Balance Sheet and Statement of Income for the Year Ended September 30, 2000 (to be filed by amendment).


Item 7. Information as to Environmental Effects.

     The proposed Acquisition involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  January 12, 2001      National Grid Group plc and
                             National Grid USA
                             By: /s/   Jonathan M.G. Carlton
                             Jonathan M.G. Carlton
                             Vice President and Director of
                             Regulatory Research
                             National Grid USA


                             National Grid (US) Holdings Limited
                             and National Grid (US) Investments
                             By: /s/   Martin O'Donovan
                             Martin O'Donovan
                             Director

                                 Exhibit Index

A-1          Current Intermediate Company Structure

A-2          Proposed Currency Swap Example with National Grid

A-3          Proposed Currency Swap Example with FUCO Associate

I            Proposed Form of Notice.




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